Exhibit 99.1

FEMSA ANNOUNCES COMMENCEMENT OF tender offer

June 4, 2024

MONTERREY, MEXICO – FOMENTO ECONÓMICO MEXICANO, S.A.B. DE C.V. (“FEMSA”) (NYSE: FMX; BMV: FEMSAUBD, FEMSAUB) announced that it has commenced an offer to purchase for cash (the “Tender Offer”) up to US$250,000,000 (the “Tender Cap”) aggregate principal amount of the notes set forth in the table below (all such notes, the “Notes”), subject to proration as described herein, from each registered holder of the Notes (each a “Holder” and, collectively, the “Holders”).

The Tender Offer is being made pursuant to the terms and subject to the conditions set forth in the Offer to Purchase dated June 4, 2024 (as may be amended or supplemented from time to time, the “Offer to Purchase”).

The following table sets forth the Notes subject to the Tender Offer:

Notes	CUSIP/ISIN	Principal Amount Outstanding	Reference Security	Bloomberg Reference Page	Fixed Spread (basis points)(1)	Hypothetical Total Consideration(2)
3.500% Senior Notes due 2050(3)	344419 AC0 / US344419AC03	US$1,556,946,000	4.625% U.S. Treasury Note due 5/15/2054	PX1	+50	US$788.78

(1)	The Total Consideration (as defined below) payable per each US$1,000 principal amount of Notes validly tendered (and not validly withdrawn) and accepted for purchase pursuant to the Tender Offer will be calculated in accordance with the formula set forth in Schedule I of the Offer to Purchase, based on the fixed spread specified in the table above, plus the yield of the Reference Security as determined by reference to the bid-side price of the Reference Security, as displayed on the Bloomberg Reference Page specified in the table above at 11:00 a.m. New York City time, on June 17, 2024, unless extended (such date and time, as the same may be extended, the “Price Determination Date”). The Total Consideration for the Notes includes an early tender premium in the amount of US$30 per US$1,000 principal amount of Notes validly tendered on or prior to the Early Tender Time (and not validly withdrawn) and accepted for purchase pursuant to the Tender Offer (the “Early Tender Premium”).
(2)	Per US$1,000 principal amount of the Notes validly tendered (and not validly withdrawn) and accepted for purchase pursuant to the Tender Offer. The hypothetical Total Consideration provided in the above table is for illustrative purposes only and was calculated based on the yield of the Notes through their maturity date and has been determined as of 11:00 a.m., New York City time, on June 3, 2024 in accordance with the formula set forth in Schedule I of the Offer to Purchase. The hypothetical Total Consideration for the Notes includes the applicable Early Tender Premium. FEMSA makes no representation with respect to the actual Total Consideration payable in connection with the Tender Offer, and such amounts may be greater or less than the amount shown in the above table depending on the yield of the Reference Security on the Price Determination.
(3)	The maturity date for the Notes is January 16, 2050.

The Tender Offer will expire at 5:00 p.m., New York City time, on July 3, 2024, unless extended or earlier terminated (such time and date, as the same may be extended or earlier terminated, the “Expiration Time”). In order to be eligible to receive the Total Consideration, Holders must validly tender (and not validly withdraw) their Notes on or prior to 5:00 p.m., New York City time, on June 17, 2024, unless extended (such time and date, as the same may be extended, the “Early Tender Time”).

Tenders of Notes may be withdrawn at any time on or before 5:00 p.m., New York City time, on June 17, 2024, unless extended, but not thereafter.

On the Price Determination Date, FEMSA will notify the tender agent of the Reference Yield, Total Consideration and Offer Consideration, and will make a public announcement thereof to the Holders promptly after 11:00 a.m., New York City time on the Price Determination Date.

The total consideration (the “Total Consideration”) offered for each US$1,000 principal amount of Notes validly tendered (and not validly withdrawn) and accepted for purchase pursuant to the Tender Offer is the price (calculated as described in Schedule I to the Offer to Purchase) that would reflect:

(1)	the present value on the Initial Settlement Date (as defined below) of (x) US$1,000, representing the principal amount of the Notes payable on the maturity date of the Notes, and (y) all scheduled interest payments from the Initial Settlement Date up to and including the maturity date of the Notes, in each case discounted on the basis of a yield equal to the sum of (a) the yield to maturity (the “Reference Yield”) of the reference security set forth in the table above in the column under the heading “Reference Security” (the “Reference Security”), as calculated by BofA Securities, Inc. in its capacity as Dealer Manager (as defined below) in accordance with standard market practice, determined by reference to the bid-side price of the Reference Security at 11:00 a.m., New York City time, on the Price Determination Date, as displayed on the Bloomberg Reference Page specified in the table above in the column under the heading “Bloomberg Reference Page” or any recognized quotation source selected by the Dealer Manager in its sole discretion if such Bloomberg Reference Page is not available or is manifestly erroneous, plus (b) the fixed spread specified in the table above in the column under the heading “Fixed Spread” (the “Fixed Spread”), minus

(2)	Accrued Interest (as defined below) to, but not including, the Initial Settlement Date, such price being rounded to the nearest US$0.01 per US$1,000 principal amount of Notes.

The Total Consideration, when calculated in the manner set out in the Offer to Purchase, includes the Early Tender Premium.

Subject to the terms and conditions of the Offers, each Holder who validly tenders on or prior to the Early Tender Time and does not validly withdraw such Holder’s Notes will be entitled to receive, if such Notes are accepted for purchase pursuant to the Tender Offer (the date of such purchase, the “Initial Settlement Date”), the Total Consideration, plus accrued and unpaid interest on the purchased Notes (the “Accrued Interest”) from and including the last interest payment date to, but not including, the Initial Settlement Date and additional amounts in respect of withholding taxes applicable to the Accrued Interest (including gains derived from the sale of the Notes in the Offers that are treated as interest), if any (the “Additional Amounts”). Holders who validly tender their Notes after the Early Tender Time but on or prior to the Expiration Time will be entitled to receive, if such Notes are accepted for purchase pursuant to the Tender Offer (the date of such purchase, the “Final Settlement Date” and each of the Initial Settlement Date and the Final Settlement Date, a “Settlement Date”), the Total Consideration minus the Early Tender Premium, plus Accrued Interest to, but not including, the Final Settlement Date and Additional Amounts, if any.

Assuming all conditions to the Tender Offer have been satisfied or waived, the Initial Settlement Date is expected to occur on the second business day following the Early Tender Time, or June 20, 2024, and the Final Settlement Date is expected to occur on the second business day following the Expiration Time, or July 8, 2024.

The Tender Offer is not contingent upon the valid tender of any minimum principal amount of Notes. FEMSA’s obligation to accept for purchase Notes validly tendered pursuant to the Tender Offer is subject to the satisfaction or waiver of each and all conditions set forth in the Offer to Purchase. Subject to applicable law, FEMSA reserves the right, at any time and from time to time, in its sole discretion, to (x) waive any and all conditions to the Tender Offer on or prior to the Initial Settlement Date, without necessarily extending withdrawal rights except as may be required by applicable law, or the Expiration Time, (y) extend the Tender Offer or (z) amend in any respect (including to increase the Tender Cap), withdraw or terminate the Tender Offer, including if the conditions of the Tender Offer are not satisfied or waived.

If the acceptance and purchase of all Notes validly tendered (and not validly withdrawn) on or prior to the Early Tender Time would cause FEMSA to purchase an aggregate principal amount of Notes in excess of the Tender Cap, then the Tender Offer will be oversubscribed at the Early Tender Time. Accordingly, FEMSA will not accept for purchase any Notes tendered after the Early Tender Time and FEMSA will (assuming satisfaction or, where applicable, waiver of the conditions to the Tender Offer) only accept for purchase Notes tendered on or prior to the Early Tender Time on a prorated basis such that FEMSA purchases an aggregate principal amount of Notes not in excess of the Tender Cap.

If the Tender Offer is not oversubscribed at the Early Tender Time and the acceptance and purchase of all Notes validly tendered prior to the Expiration Time would cause FEMSA to purchase an aggregate principal amount of Notes (taking into account the aggregate principal amount of Notes tendered on or prior to the Early Tender Time and accepted for purchase pursuant to the Tender Offer) in excess of the Tender Cap, then the Tender Offer will be oversubscribed at the Expiration Time and FEMSA will (assuming satisfaction or, where applicable, the waiver of the conditions to the Tender Offer) have accepted for purchase pursuant to the Tender Offer all Notes validly tendered on or prior to the Early Tender Time and will only accept for purchase Notes tendered after the Early Tender Time and prior to the Expiration Time on a prorated basis such that FEMSA purchases an aggregate principal amount of Notes (taking into account the aggregate principal amount of Notes tendered on or prior to the Early Tender Time and accepted for purchase pursuant to the Tender Offer) not in excess of the Tender Cap.

If proration of tendered Notes is required, FEMSA will determine the final proration factor as soon as practicable after the Early Tender Time or Expiration Time, as applicable, and will inform the Holders of Notes of the results of the proration. In the event proration is required, FEMSA will multiply the principal amount of each valid tender of Notes by the applicable proration rate and round the resulting amount down to the nearest US$2,000. The excess principal amount of Notes not accepted from the tendering Holders will be promptly returned to such Holders. If, after applying such proration factor, any Holder would be entitled to a credit or return of a portion of tendered Notes that is less than the Minimum Denomination, then, at FEMSA’s sole discretion, all of the Notes tendered by such Holder will be accepted without proration or rejected such that only Notes in Minimum Denominations are credited or returned.

The times and dates described herein and in the Offer to Purchase are subject to FEMSA’s right to extend, amend and/or terminate the Tender Offer (subject to applicable law and as provided in the Offer to Purchase). Holders of Notes are advised to check with any bank, securities broker or other intermediary through which they hold Notes as to when such intermediary would need to receive instructions from a beneficial owner in order for that beneficial owner to be able to participate in, or withdraw their instruction to participate in, the Tender Offer before the deadlines specified herein and in the Offer to Purchase. The deadlines set by any such intermediary and DTC for the submission and withdrawal of tender instructions will also be earlier than the relevant deadlines specified herein and in the Offer Documents.

FEMSA has engaged BofA Securities, Inc. to act as dealer manager in connection with the Tender Offer (the “Dealer Manager”). Global Bondholder Services Corporation is acting as the tender agent and information agent for the Tender Offer (the “Tender and Information Agent”).

Any questions or requests for assistance regarding the Tender Offer may be directed to BofA Securities, Inc. at (888) 292-0070 (toll-free) or (646) 855-8988 (collect). Requests for additional copies of the Offer Documents may be directed to Global Bondholder Services Corporation at +1 (855) 654-2014 (toll-free) or +1 (212) 430-3774 (collect).

* * *

This press release must be read in conjunction with the Offer to Purchase. This press release and the Offer to Purchase contain important information which should be read before any decision is made with respect to the Tender Offer. The Tender Offer is made solely pursuant to the Offer to Purchase. None of FEMSA, the Dealer Manager or the Tender Agent and Information Agent or any of their respective affiliates, directors, officers, agents, attorneys or employees makes any recommendation as to whether Holders should tender, or refrain from tendering Notes pursuant to the Tender Offer and none of them has been authorized or has authorized any person to make any such recommendation. Each Holder is solely responsible for making its own independent appraisal of all matters as such Holder deems appropriate (including those relating to the Tender Offer and FEMSA) and each Holder must make its own decision as to whether to tender Notes pursuant to the Tender Offer and, if so, the principal amount of the Notes as to which action is to be taken.

This press release is for informational purposes only. This press release shall not constitute an offer to purchase or sell or the solicitation of an offer to purchase or sell any securities, nor shall there be any such offer or solicitation in any state or jurisdiction in which such an offer or solicitation would be unlawful. The Tender Offer is not being made to Holders in any jurisdiction in which FEMSA is aware that the making of the Tender Offer would not be in compliance with the laws of such jurisdiction. The distribution of the Offer to Purchase or this press release in certain jurisdictions may be unlawful or otherwise restricted by law. Persons into whose possession the Offer to Purchase comes are required by FEMSA and the Dealer Manager to inform themselves about, and to observe, any such restrictions.

Neither the Offer to Purchase nor any documents related to the Tender Offer have been filed with, nor have they been approved or reviewed by, any federal or state securities commission or regulatory authority of any country. No authority has passed upon the accuracy or adequacy of the Offer to Purchase or any documents related to the Tender Offer, and it is unlawful and may be a criminal offense to make any representation to the contrary.

FEMSA Forward Announcement

The Tender Offer described above forms an integral part of the series of strategic initiatives announced by FEMSA in February 2023, as a result of a thorough strategic review of FEMSA’s business platform. This review included the bottom-up definition of long-range plans for each business unit and the top-down analysis of FEMSA's corporate and capital structure. That announcement is available at: https://www.globenewswire.com/news-release/2023/02/15/2609255/0/en/FEMSA-Forward-Announcing-results-of-strategic-review.html. That announcement does not form part of this communication.

About FEMSA

FEMSA is a company that creates economic and social value through companies and institutions and strives to be the best employer and neighbor to the communities in which it operates. It participates in the retail industry through a Proximity Americas Division operating OXXO, a small-format store chain, and other related retail formats, and Proximity Europe which includes Valora, its European retail unit which operates convenience and foodvenience formats. In the retail industry, it also participates through a Health Division, which includes drugstores and related activities and Digital@FEMSA, which includes Spin by OXXO and Spin Premia, among other digital financial services initiatives. In the beverage industry, it participates through Coca-Cola FEMSA, the largest franchise bottler of Coca-Cola products in the world by volume. FEMSA also participates in the logistics and distribution industry through its Strategic Business Unit, which additionally provides point-of-sale refrigeration and plastic solutions to its business units and third-party clients. Across its business units, FEMSA has more than 392,000 employees in 18 countries. FEMSA is a member of the Dow Jones Sustainability MILA Pacific Alliance, the FTSE4Good Emerging Index and the Mexican Stock Exchange Sustainability Index: S&P/BMV Total México ESG, among other indexes that evaluate its sustainability performance.

Forward-Looking Statements

This press release contains forward-looking statements. Forward-looking statements are information of a non-historical nature or which relate to future events and are subject to risks and uncertainties. No assurance can be given that the transactions described herein will be consummated or as to the ultimate terms of any such transactions. FEMSA undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.

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